FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” section with the text under the caption “Recent Developments — The Federal Republic of Germany — Overview of Key Economic Figures” on pages 7–10 hereof.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — The Federal Republic of Germany — Other Recent Developments” on pages 10–12 hereof to the “Recent Developments — The Federal Republic of Germany — Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated November 7, 2019 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 15, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.0195 U.S. dollar (EUR 0.9809 per U.S. dollar).

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2022

The following information is derived from Rentenbank’s press release of August 11, 2022, announcing certain preliminary results for the six months ended June 30, 2022. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2022. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2022 to be announced at a press conference and published in April 2023.

Rentenbank encountered considerably stronger demand for its special promotional loans in the first half of 2022, the volume of which rose by nearly one third to EUR 3.8 billion. The “Renewable Energy” promotional line experienced especially strong growth. The “Rural Development” and “Agribusiness and Food” promotional lines also posted considerable gains. Rentenbank generated a lower operating profit in the first half of 2022. The capital ratios remained at high levels.

“Renewable Energy” promotional line more than doubles the volume of new loans granted

The volume of new loans granted in the “Renewable Energy” promotional line soared to EUR 1 billion (as compared to EUR 443 million in the first six months of 2021). Special promotional loans granted to finance wind power increased the most, rising from EUR 291 million to EUR 750 million. Biogas financing loans doubled to EUR 105 million (as compared to EUR 52 million in the first six months of 2021). The introduction of a new loan variant featuring fixed interest-rate periods in excess of 10-years in September 2020 continued to yield positive effects in the “Renewable Energy” promotional line. As of early April 2022, Rentenbank now offers loans with long fixed interest-rate periods in all its promotional lines.

Thanks to stronger demand for machinery and equipment financing, the volume of new loans granted in the “Agribusiness and Food” promotional line also increased substantially to EUR 613 million (as compared to EUR 432 million in the first six months of 2021).

The “Rural Development” promotional line likewise experienced very dynamic growth, with the volume of new loans rising to EUR 914 million (as compared to EUR 587 million in the first six months of 2021). This increase is attributable to stronger demand for Rentenbank’s global loans on the part of the German federal states’ development banks.

The volume of new loans granted in the “Agriculture” promotional line amounted to EUR 1,104 million in the first half of 2022, that being slightly less than the year-ago comparison figure of EUR 1,301 million. In particular, agricultural enterprises demanded fewer special promotional loans for farm buildings.

The total volume of special promotional loans granted by Rentenbank rose by 31.6% to EUR 3.8 billion in the first half of 2022 (as compared to EUR 2.9 billion in the first half of 2021).

Increased promotion of innovation and start-ups

Rentenbank promotes innovation in all stages from development to practical implementation and dissemination of pioneering methods and products. It promotes the early-stage financing of specifically agriculture-related start-ups from the “Special-Purpose Fund of the Federal Republic of Germany,” which is managed by Rentenbank. Subordinated loans totaling EUR 1.3 million and EUR 0.1 million were granted in the form of Innovation Vouchers to two start-ups in the first half of 2022. Rentenbank also promoted seven project partners with grants totaling EUR 1.6 million from its Innovation Fund.

In February 2022, Rentenbank contributed EUR 25 million to the European Circular Bioeconomy Fund (ECBF). This fund initiated by the European Commission invests in innovative, fast-growing bio-economy enterprises with the goal of reducing the use of fossil fuels, promoting a bio-based circular economy, and contributing to climate-neutral economic development. Funds totaling EUR 3.6 million were already drawn down through the end of June.

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Besides providing financial support to agriculture-related start-ups, Rentenbank also supports the entire start-up ecosystem in order to speed up the market introduction of innovative and sustainable ideas. In collaboration with the German Federal Ministry of Food and Agriculture (BMEL), for example, Rentenbank has considerably expanded its offering of special promotional loans in connection with the “Growth Alliance Boot Camp”. By participating in the ‘Growth Alliance’ programs, the start-ups to which Rentenbank already provides financial support enhance their market prospects considerably. And the programs connect Rentenbank, in turn, with additional, highly promising start-ups to which Rentenbank can provide financial support, a holistic approach to promoting ag-tech and food-tech start-ups.

Euro remains the most important issue currency

To fund its promotional activity, Rentenbank raised EUR 8.2 billion in the capital markets by issuing bonds with terms of more than two years in the first half of 2022 (as compared to EUR 6.5 billion in the first six months of 2021). Thus, the Bank has already achieved three quarters of the EUR 11 billion issue volume planned for 2022. The most important issue currency was the euro, the share of which rose to 70% of the total issue volume (as compared to 51% in the first six months of 2021). This includes a 5-year bond for EUR 2 billion, Rentenbank’s largest euro area benchmark offering to date. The share of the US dollar fell to 12% (as compared to 40% in the first six months of 2021). Commercial banks are still the most important investors, accounting for 69% of the total issue volume (as compared to 50% in the first six months of 2021). Rentenbank placed 15% of its bonds with central banks (as compared to 24% in the first six months of 2021).

Lower operating result

The operating result before loan-loss provisions and valuation effects amounted to EUR 74.3 million in the first half of 2022, that being less than the corresponding figure for the first half of last year of EUR 94.1 million. The decrease resulted particularly from the higher level of interest rate subsidies granted in connection with Rentenbank’s special promotional loans, which led to lower net interest income. In addition, administrative expenses rose to EUR 45.6 million (as compared to EUR 42.6 million in the first half of 2021), primarily due to higher investments in IT systems.

Capital ratios remain at high levels

Rentenbank’s capital ratios calculated on the basis of the EU Capital Requirements Regulation (CRR) remained at high levels at the end of the first half of 2022. The Common Equity Tier 1 capital ratio came to 30.6% (as compared to 31.8% as at December 31, 2021) and the total capital ratio came to 30.7% (as compared to 32.0% as at December 31, 2021).

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Key Figures as at June 30, 2022
(EUR million)

1.		New business	1. Half-year 2022	1. Half-year 2021	% Change
		Promotional business
		Special promotional loans	3,782	2,873	31.6
	of which:	Agriculture	1,104	1,301	- 15.1
		Agribusiness	613	432	41.7
		Renewable Energy	1,000	443	125.6
		Rural Development	914	587	55.6

		Registered bonds/promissory notes/securities	2,726	2,255	20.9

		Total new promotional business	6,508	5,128	26.9

	Funding
		Medium and long-term funding	8,239	6,535	26.1
	of which:	Euro Medium Term Notes (EMTN)	8,025	5,004	60.4
		Global bonds	0	1,475	- 100.0
		AUD MTN	154	45	242.2
		Domestic capital market instruments	60	11	445.5

2.		Balance sheet	June 30, 2022	December 31, 2021	% Change

		Total assets	102,527	95,511	7.3
		Loans to banks (including cash and balances with central banks)	72,251	65,095	11.0
		Bonds and other fixed-income securities	15,639	15,069	3.8
		Securitised liabilities	89,121	82,635	7.8
		Capital including fund for general banking risks (EUR billion)	4.7	4.7	0.0

3.		Income statement	1. Half-year 2022	1. Half-year 2021	% Change

		Net interest income	122.3	140.2	- 12.8
		Administrative expenses	45.6	42.6	7.0
		Operating profit before loan losses and valuation	74.3	94.1	- 21.0
		Interim net income	74.3	94.3	- 21.2

		Cost/income ratio (excluding promotional contribution) in %	33.4	31.3	2.1% points

4.		Capital ratios (in %)	June 30, 2022	December 31, 2021	% Change

		Tier 1 capital ratio	30.6	31.8	- 1.2% points
		Total capital ratio	30.7	32.0	- 1.3% points

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2021	2.0	10.1
3rd quarter 2021	0.7	1.9
4th quarter 2021	0.0	1.2
1st quarter 2022	0.8	3.6
2nd quarter 2022	0.0	1.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) was unchanged in the second quarter of 2022 compared to the first quarter of 2022 after adjustment for price, seasonal and calendar effects. The economy was supported mainly by household and government final consumption expenditure, whereas the balance of exports and imports had a downward effect on economic growth. The difficult framework conditions in the global economy, including the COVID-19 pandemic, interruptions in supply chains and the war in Ukraine, are clearly reflected in the short-term economic development trends.

Compared to the second quarter of 2021, when the German economy had been significantly affected by the consequences of the third wave of the COVID-19 pandemic, price- and calendar-adjusted GDP in the second quarter of 2022 increased by 1.4%. GDP was still 0.2% lower (price, seasonally and calendar adjusted) in the second quarter of 2022 than in the fourth quarter of 2019, the last quarter unaffected by the COVID-19 pandemic in Germany.

Due to the continuing COVID-19 pandemic and the war in Ukraine, these results are subject to larger uncertainties than usual.

The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2018), as usual. This resulted in changes of -1.0 to +1.2 percentage points of the price-adjusted GDP data published so far, with the relatively large revisions as of 2020 being due to the larger uncertainty involved in calculating data for the years affected by the Covid-19 pandemic.

Source: Federal Statistical Office, Gross domestic product stagnant in the 2nd quarter of 2022, press release of July 29, 2022 (https:/www.destatis.de/EN/Press/2022/07/PE22_322_811.html).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4
May 2022	0.9	7.9
June 2022	0.1	7.6
July 2022	0.9	7.5

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 7.5% in July 2022, reflecting a slight decrease compared to June 2022 (+7.6%) and May 2022 (+7.9%), but remaining at a high level clearly above 7%. The high inflation rate continues to be driven by price increases for energy products, which have been slightly offset by the downward effects of two measures of the Federal Government’s relief package, the subsidized use of public transport and a fuel tax relief. Both measures were introduced as of June 1, 2022, for a period of three months and have had a downward effect on prices in public regional and short-distance passenger transport and motor fuel prices, respectively. In addition, the Renewable Energy Sources Act levy (EEG-Umlage) was abolished as of July 2022, which had a slight downward effect on the increase of energy prices. Despite these special effects, the increase in prices of all energy products caused by Russia’s invasion of Ukraine is still a major factor affecting the inflation rate. Additional factors include delivery bottlenecks due to interruptions in supply chains and marked price increases at upstream stages in the economic process, leading to price rises not only for energy products, but also for other goods and services, in particular many food products.

Prices of goods (total) increased by 14.1% from July 2021 to July 2022. Energy prices in July 2022 increased by 35.5% compared to July 2021, following a 38.0% increase in June 2022 compared to June 2021. In July 2022, the increase in electricity prices was 18.1%, decreasing slightly especially due to the abolishment of the Renewable Energy Sources Act levy (June 2022: +22.0%). The increase in motor fuel prices was 23.0% in July 2022, slowing compared to May and June 2022 (+41.0% and +33.2%) as a result of the fuel tax relief effect in June 2022. Prices of other energy products also rose markedly from July 2021 to July 2022, with prices for heating oil and natural gas increasing by 102.6% and 75.1%, respectively. Despite governmental relief measures, the increase in energy prices was thus significantly higher than the overall inflation rate due to several factors, including international energy purchase prices and the CO2 surcharge. Food prices rose considerably by 14.8% in July 2022 compared to July 2021, rising for the fifth month in a row. Price rises were recorded for all food groups in July 2022, with two-digit price increases being recorded for edible fats and oils (+44.2%) and for dairy products and eggs (+24.2%), but also for other food groups such as meat and meat products (+18.3%). The prices of non-durable consumer goods (total) increased by 18.8% and those of durable consumer goods by 5.4% in July 2022. Excluding energy prices, the inflation rate in July 2022 would have been 4.4%; excluding energy and food prices, it would have been 3.2%.

In July 2022, the prices of services (total) increased by 2.0% compared to July 2022. In June 2022, the rate of price increase had been 2.1%. A major reason for the slower price increase in June 2022 was the introduction of the subsidized use of public transport, which led to marked price reductions in public passenger transport. Prices decreased both for rail tickets in short-distance transport (-43.9%) and for the combined tickets for rail, bus and the like (-63.0%). Also, similar to the previous months, services of social facilities (-2.2%) and telecommunications services (-1.2%) decreased. Net rents exclusive of heating expenses increased by 1.7%. In

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addition, the prices of some services went up considerably, including the maintenance and repair of dwellings and residential buildings (+14.2%) and of vehicles (+6.7%).

Compared to June 2022, the consumer price index rose by 0.9% in July 2022. In the vacation month of July, in particular, prices of package holidays increased (+15.2%). Households again had to pay more for food in general (+2.3%, including dairy products: +9.2%). Energy prices (total) fell slightly (-0.3%), with motor fuel prices falling by 5.3% and electricity prices by 3.3%. The latter was mainly due to the abolishment of the EEG surcharge. However, there were also price increases in the energy sector, especially for natural gas (+9.2%). The prices of clothing and footwear were down (-2.7%), mainly due to reductions in the prices of summer articles.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate slightly down again to +7.5% in July 2022, press release of August 10, 2022 (https://www.destatis.de/EN/Press/2022/08/PE22_336_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2021	3.6	3.6
July 2021	3.4	3.5
August 2021	3.4	3.5
September 2021	3.3	3.4
October 2021	3.1	3.3
November 2021	3.2	3.3
December 2021	3.0	3.2
January 2022	3.3	3.1
February 2022	3.1	3.0
March 2022	2.8	2.9
April 2022	3.2	2.9
May 2022	2.7	2.9
June 2022	3.0	2.8

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to June 2021, the number of employed persons in June 2022 increased by approximately 588,000 or 1.3%. Compared to May 2022, the seasonally adjusted number of employed persons in June 2022 increased by approximately 27,000 or 0.1%. On a seasonally adjusted basis, the number of persons in employment in June 2022 was up by 0.3%, or 140,000 persons, compared to February 2020, the month before the COVID-19 pandemic began in Germany.

In June 2022, the number of unemployed persons declined by approximately 244,000 or 16.0% compared to June 2021. Adjusted for seasonal and irregular effects, the number of unemployed persons in June 2022 stood at 1.24 million, reflecting a decline of 0.4% compared to May 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, June 2022: continued increase in employment in Germany, press release of July 29, 2022 (https://www.destatis.de/EN/Press/2022/07/PE22_321_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

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Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January-June 2022	January-June 2021
Goods	61.7	104.3
Services	-9.6	9.7
Primary income	53.0	50.4
Secondary income	-28.0	-25.5
Current account	77.1	138.9

(1)	Figures may not add up due to rounding; cumulated year-to-date figures computed on the basis of monthly figures.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of August 11, 20221 (https://www.bundesbank.de/resource/blob/895742/5062a246a44de021e4e51c80ac52b71e/mL/2022-08-11-zahlungsbilanz-anlage-data.pdf).

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

In response to the rising energy prices driven by uncertainties in the energy markets, which have been exacerbated as a result of Russia’s invasion of Ukraine, the Federal Government has implemented comprehensive relief and support measures for consumers and companies as described under “Recent Developments — Federal Republic of Germany — Other Recent Developments — Germany’s Response to Russia’s Invasion of Ukraine” in Exhibit (d) of Rentenbank’s Annual Report on Form 18-K for the fiscal year ended December 31, 2021.

With the supply of natural gas from Russia significantly reduced despite supply obligations, the Federal Government announced on July 22, 2022, that it will provide a package of measures to stabilize the energy and gas company Uniper, Germany’s largest importer of Russian natural gas and a major energy provider in Germany, which is facing substantial difficulties resulting from supply shortages of natural gas. The stabilization measures, in an aggregate amount of up to EUR 15.0 billion, are expected to include the Federal Government taking a 30% equity stake in the company and an increase of a credit facility provided to Uniper by KfW from EUR 2.0 billion to EUR 9.0 billion. The Federal Government is to be represented on Uniper’s supervisory board. In addition, there are to be limitations on compensation for the group management board and a prohibition on dividends. The stabilization measures are predicated on the understanding that importers of Russian natural gas will be able to pass on the majority of the additional costs they incur to substitute the missing imports of Russian natural gas to their customers. Against this background, the Federal Government intends to provide certain relief measures for German retail and business customers affected by increased energy costs.

The Federal Government is also further increasing its efforts to reduce Germany’s dependence on imports of natural gas from Russia by accelerating the legally stipulated filling of gas storage tanks, adopting measures to reduce natural gas consumption in the production of energy (e.g., by replacing natural gas power plants with brown coal-fired power plants, expanding biogas generation and promoting the generation of solar power) and expanding energy efficiency and savings measures in the public sector, the private sector and private households. These efforts are in line with the agreement of the EU Member States to reduce the consumption of natural gas, see “—EU Response to Russia’s Invasion of Ukraine” below.

In early June 2022, the final legislative acts were taken to enable the establishment of the Special Fund for the Federal Armed Forces (Sondervermögen Bundeswehr) (the “Special Fund”). The Special Fund has its own one-off credit authorization of up to EUR 100 billion and is exempted from the debt ceiling of the “debt brake”. The Special Fund will receive no allocation from the federal budget and will be administered separately. It will be available over the course of several years and can be drawn on as needed. The additional investments from the Special Fund will enable the Federal Government to invest 2% of GDP per year in defense, in line with Germany’s NATO commitment.

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Sources: The Federal Government, Questions and answers, What will the relief packages deliver in practice, July 25, 2022 (https://www.bundesregierung.de/breg-en/news/relief-faq-2065498); The Federal Government, Strong European solidarity, Securing the gas supply for the winter, July 26. 2022 (https://www.bundesregierung.de/breg-en/news/energy-security-package-2065896); The Federal Government, Securing energy supplies, Federal government buys stake in Uniper energy company, July 22, 2022 (https://www.bundesregierung.de/breg-en/news/federal-government-uniper-2065506); Die Bundesregierung, Gasumlage ab 1. Oktober 2022, Preisanpassung zur Stabilisierung des Gasmarkts, August 4, 2022 (https://www.bundesregierung.de/breg-de/themen/klimaschutz/gaspreisanpassung-umlage-2068832); Die Bundesregierung, Gemeinsame Pressemitteilung von Bundeskanzleramt, Bundesministerium für Wirtschaft und Klimaschutz, Bundesfinanzministerium - Bundesregierung verständigt sich auf finanzielle Unterstützung für Uniper und kündigt weitere Entlastungen an, press release of July 22, 2022 (https://www.bundesregierung.de/breg-de/suche/gemeinsame-pressemitteilung-von-bundeskanzleramt-bundesministerium-fuer-wirtschaft-und-klimaschutz-bundesfinanzministerium-bundesregierung-verstaendigt-sich-auf-finanzielle-unterstuetzung-fuer-uniper-und-kuendigt-weitere-entlastungen-an-2064186#:~:text=Die%20Bundesregierung%20hat%20sich%20deshalb,Januar%202023%20in%20Kraft%20treten); Bundesministerium für Wirtschaft und Klimaschutz, Weiter niedrige Gasflüsse durch Nord Stream 1 - Bundesministerium für Wirtschaft und Klimaschutz legt zusätzliches Energiesicherungspaket vor – Habeck: „Wir müssen uns für den Winter wappnen.“, press release of July 21, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/07/20220721-bundesministerium-fur-wirtschaft-und-klimaschutz-legt-zusatzliches-energiesicherungspaket-vor.html); Die Bundesregierung, Die wichtigsten Fragen und Antworten zum Thema Energiesicherheit, Mehr Unabhängigkeit bei Kohle, Gas und Öl, August 9, 2022 (https://www.bundesregierung.de/breg-de/themen/klimaschutz/faq-energiesicherheit-2067498); Bundesministerium der Verteidigung, Bundesrat billigt Gesetzesänderung zum Sondervermögen für die Bundeswehr, June 10, 2022 (https://www.bmvg.de/de/aktuelles/sondervermoegen-bundeswehr-bundesrat-gibt-gruenes-licht-5445802); The Federal Government, Bundestag approves special fund, 100 billion euros for a powerful Federal Armed Forces, June 3, 2022 (https://www.bundesregierung.de/breg-en/search/special-fund-federal-armed-forces-2047910).

EU Response to Russia’s Invasion of Ukraine

Apart from continuing to roll out measures to support Ukraine and the Ukrainian people and further expanding economic sanctions concerning Russia in response to Russia’s invasion of Ukraine over the past weeks and months, in an effort to increase EU security of energy supply, the EU Member States in late July 2022 reached a political agreement on a voluntary reduction of natural gas demand this coming winter. Specifically, the EU Member States agreed to reduce their gas demand by 15% compared to their average consumption in the past five years, between August 1, 2022 and March 31, 2023, with measures of their own choice. The related Council Regulation on coordinated demand reduction measures for gas forsees the possibility to trigger a “Union alert” on security of supply, in which case the gas demand reduction, subject to certain exemptions and derogations, would become mandatory. This regulation follows other initiatives already in progress to improve the EU’s resilience and security of gas supply, including, e.g., a gas storage regulation and the creation of an EU energy platform for joint purchases.

Sources: European Council, Member states commit to reducing gas demand by 15% next winter, press release of July 26, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/07/26/member-states-commit-to-reducing-gas-demand-by-15-next-winter/); Council of the EU, Extraordinary Transport, Telecommunications and Energy Council (Energy), Main Results, July 26, 2022 (https://www.consilium.europa.eu/en/meetings/tte/2022/07/26/); European Council, EU Solidarity with Ukraine, last reviewed on July 27, 2022 (https://www.consilium.europa.eu/en/policies/eu-response-ukraine-invasion/eu-solidarity-ukraine/); European Commission, EU assistance to Ukraine, accessed on August 10, 2022 (https://ec.europa.eu/info/strategy/priorities-2019-2024/stronger-europe-world/eu-solidarity-ukraine/eu-assistance-ukraine_en); European Council, EU sanctions against Russia explained, last reviewed on July 22, 2022 (https://www.consilium.europa.eu/en/policies/sanctions/restrictive-measures-against-russia-over-ukraine/sanctions-against-russia-explained/); European Commission, Sanctions adopted following Russia’s military aggression against Ukraine, accessed on August 10, 2022 (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/international-relations/restrictive-measures-sanctions/sanctions-adopted-following-russias-military-aggression-against-ukraine_en); European Commission, EU sacntions against Russia following the invasion of Urkaine, accessed on August 10, 2022 (https://ec.europa.eu/info/strategy/priorities-2019-2024/stronger-europe-world/eu-solidarity-ukraine/eu-sanctions-against-russia-following-invasion-ukraine_en#relatedlinks)

Monetary Policy

On July 21, 2022, in line with its strong commitment to its price stability mandate, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 50 basis points and approved the Transmission Protection Instrument (“TPI”) with a view to ensuring that inflation returns to its 2% target over the medium term. The Governing Council also stated that further normalisation of interest rates will be appropriate at its upcoming meetings and that it will transition to a meeting-by-meeting approach to interest rate decisions. Furthermore, the Governing Council announced that it will evaluate options for remunerating excess liquidity holdings in the context of its policy normalisation.

The Governing Council assessed the establishment of the TPI to be necessary to support the effective transmission of monetary policy across all euro area countries, with the singleness of the Governing Council’s monetary policy being a precondition for the ECB to be able to deliver on its price stability mandate. Under the TPI, subject to fulfilling established criteria (relating, in particular, to compliance with the EU fiscal framework, the absence of severe macroeconomic imbalances, fiscal sustainability and sound and sustainable macroeconomic policies), the Eurosystem will be able to make secondary market purchases of securities issued

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in jurisdictions experiencing a deterioration in financing conditions not warranted by country-specific fundamentals, to counter risks to the transmission mechanism to the extent necessary.  According to the Governing Council, the TPI will be an addition to its toolkit and can be activated to counter unwarranted or disorderly market dynamics that pose a serious threat to the transmission of monetary policy across the euro area. The scale of TPI purchases will depend on the severity of the risks facing policy transmissions and purchases are not restricted from the outset.

Notwithstanding the introduction of the TPI, the Governing Council stated that it intends to continue reinvesting, in full, the principal payments from maturing securities purchased under the asset purchase program (APP) for an extended period of time past the date when it starts raising the key ECB interest rates and, in any case, for as long as necessary to maintain ample liquidity conditions and an appropriate monetary policy stance. With respect to the pandemic emergency purchase program (“PEPP”), the Governing Council intends to reinvest the principal payments from maturing securities purchased under the program until at least the end of 2024 and, in any case, the future roll-off of the PEPP portfolio will be managed to avoid interference with the appropriate monetary policy stance. Redemptions coming due in the PEPP portfolio will continue to be reinvested flexibly, with a view to countering risks to the transmission mechanism related to the pandemic.

The Governing Council also stated that it will continue to monitor bank funding conditions and ensure that the maturing of operations under the third series of targeted longer-term refinancing operations (TLTRO III) does not hamper the smooth transmission of its monetary policy. It also intends to regularly assess how targeted lending operations are contributing to its monetary policy stance.

Finally, the Governing Council reiterated that it stands ready to adjust all of its instruments within its mandate to ensure that inflation stabilizes at its 2% target over the medium term.

Sources: European Central Bank, Combined monetary policy decisions and statement, dated July 21, 2022 (https://www.ecb.europa.eu/press/pressconf/shared/pdf/ecb.ds220721~de2b7f0639.en.pdf); European Central Bank, Monetary policy decisions, press release of July 21, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220721~53e5bdd317.en.html); European Central Bank, The Transmission Protection Instrument, press release of July 21, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.pr220721~973e6e7273.en.html).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), at the end of the week ended August 7, 2022 (“week 31”), while overall 14-day case notifications remain high in the EU and the European Economic Area (“EU/EEA”) (632.9 cases per 100 000 population), transmission has been falling, as shown by both overall case notification rate (26% decrease compared to previous week) and case rates amongst people aged 65 years and older (21% decrease compared to previous week). Despite the overall declining trend for the EU/EEA, some countries are still experiencing increases in case rates, driven by the Omicron sublines BA.4/BA.5. The ECDCstates increasing trends are being observed in countries with lower vaccination coverage than the EU/EEA average for both the primary course and booster doses. Given the increase in cases due to the spread of the Omicron sublines BA.4/BA.5, the ECDC notes that lower vaccination coverage may lead to a higher number of severe cases. Of the total population in EU/EEA countries, 72.8% had been fully vaccinated, i.e., received a primary course of vaccinations, 53.5% had received a first booster dose and 5.9% had received a second booster dose, whereas 75.4% had received at least one vaccine dose as of the end of week 31.

In Germany, infection rates have decreased significantly in week 31, but infection pressure remains high in all age groups as does the burden on capacity in the public health care system. In the coming weeks there are expected to be a continuously high numbers of hospitalizations, patients requiring intensive care and deaths associated with COVID-19, especially in older age groups. The Omicron subline B.A.5 has been dominant since mid-June 2022, with the proportion of the Omicron sublines B.A.2 and B.A.4 decreasing. The vaccination rate in the German population has remained more or less unchanged over the past few weeks, with mainly second booster doses being administered. Of the total German population, 76.3% had been fully vaccinated, 61.9% had received a first booster dose and 8.3% a second booster dose, whereas 77.9% had received at least one vaccine dose as of August 11, 2022.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 31 2022, produced on August 12, 2022 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), August 11, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-08-11.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of August 12, 2022 (https://impfdashboard.de/).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Nikola Steinbock
Name: Nikola Steinbock
Title: Speaker of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: August 16, 2022